BOEING PROPRIETARY UNTIL FILED

EXHIBIT 12

Boeing Capital Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Dollars in millions)	2012	2011(1)	2010	2009	2008
Earnings:
Income from continuing operations before provision for income tax	$77	$111	$152	$126	$162
Fixed charges	88	128	160	175	223
Income from continuing operations before provision for income tax and fixed charges	$165	$239	$312	$301	$385

Fixed charges:
Interest expense	$88	$128	$160	$175	$223

Ratio of earnings to fixed charges	1.9	1.9	2.0	1.7	1.7

(1)

The fiscal 2011 consolidated financial information has been updated to reflect the effects of the restatement as described in Note 1, “Immaterial Restatement.” Income from continuing operations before provisions for income tax and Income from continuing operations before provision for income tax and fixed charges decreased by $12 and Ratio of earnings to fixed charges decreased 0.1 from previously reported amounts.